Mail Stop 3561

February 12, 2008

Yuchuan Liu, Chief Executive Officer
Sino Gas International Holdings, Inc.
No.18 Zhong Guan Cun Dong St.
Haidian District
Beijing, P. R. China 100083

> **Re:** **Sino Gas International Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 22, 2008**
> **File No. 333-147998**

Dear Mr. Liu:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please be advised that the Commission recently adopted amendments to the reporting obligations of small business issuers. The amendments created a new category of issuer defined as a "smaller reporting company," which generally includes any company with either less than $75 million in public float, or if public float cannot be calculated, less than $50 million in revenue for the last fiscal year. See SEC Release No. 33-8876 (December 19, 2007) available at www.sec.gov. As a result of the amendments and the creation of the "smaller reporting company," registration statements for small business issuers, including Form SB-2, have been removed as of February 4, 2008 and smaller reporting companies may elect to utilize scaled disclosure contained in Regulation S-K. Accordingly, any amendments to the Form SB-2 filed by you will need to be filed on Forms S-1 or S-3, as applicable, and you have until August 4, 2008 to determine whether you will keep the disclosure in the current SB-2 format.

2. Please ensure that you update your prospectus so that it reflects information as of a current date. Specifically, please update the Principal Stockholders and Executive Compensation – Board Composition and Committees information so that it reflects information as of a more recent date. Please also update your Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations to include your financial results for the period ending December 31, 2007.

Risk Factors, page 4

3. We note your response to comment seven in our letter dated January 9, 2008. Please revise to elaborate upon this discussion to explain what "retained earnings" means so an investor can understand the impact on you. Specifically, if the term "retained earnings" has the same meaning in both U.S. GAAP and PRC accounting standards, please state this.

Management's Discussion and Analysis or Plan of Operation, page 16

Overview, page 17

4. We note your response to comment eight in our letter dated January 9, 2008.   In this portion of your disclosure please provide a discussion of any known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, discuss in reasonable detail:

   - Economic or industry-wide factors relevant to your company, and
   - Material opportunities, challenges, and
   - Risk in short and long term and the actions you are taking to address them.

   See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 26

5. We note your response to comment 11 in our letter dated January 9, 2008. As you appear to be close to agreement on one city and are in talks with at least two additional cities, please revise your disclosure to provide greater detail as to how you will raise the necessary funds for these acquisitions.

Organizational History, page 41

6. We note your response to comment 16 in our letter dated January 9, 2008. We also note that for some acquisitions you disclose whether the transaction is with a

related party or not, but not for all your acquisitions. Please revise to disclose
whether a transaction is with a related party or not.

Our Industry, page 42

7. We note your response to comment 19 in our letter dated January 9, 2008. Please
provide us with an index that cross references the places in your prospectus that
cite studies and the information in the studies you have provided to us.

***

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara
Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any
questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jiannan Zhang, Esq.
    Cadwalader, Wickersham & Taft LLP